FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	…………………………………………………… ,	2011	.

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 8, 2011.	By ……/s/…… Masashiro Kobayashi………
(Signature)*

Masashiro Kobayashi
Deputy Senior General Manager
Global Finance Accounting Center
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the third quarter ended September 30, 2011

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the third quarter ended

September 30, 2011

CANON INC.

Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; and inventory risk due to shifts in market demand.

I.    Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Nine months ended September 30, 2011	Nine months ended September 30, 2010	Three months ended September 30, 2011	Three months ended September 30, 2010	Year ended December 31, 2010

Net sales	2,592,676	2,639,035	916,911	913,151	3,706,901

Income before income taxes	281,924	310,329	118,265	108,826	392,863

Net income attributable to Canon Inc.	187,187	192,644	77,864	68,195	246,603

Canon Inc. stockholders’ equity	-	-	2,521,160	2,654,979	2,645,782

Total equity	-	-	2,684,757	2,831,223	2,809,637

Total assets	-	-	3,910,019	4,030,551	3,983,820

Canon Inc. stockholders’ equity per share (yen)	-	-	2,098.32	2,153.76	2,153.73

Net income attributable to Canon Inc.

Stockholders per share:

Basic (yen)	153.42	155.79	64.43	55.07	199.71

Diluted (yen)	153.41	155.79	64.42	55.07	199.70

Canon Inc. stockholders’ equity to total assets (%)	-	-	64.5	65.9	66.4

Cash flows from operating activities	342,583	519,427	-	-	744,413

Cash flows from investing activities	(202,000)	(243,202)	-	-	(342,133)

Cash flows from financing activities	(251,569)	(267,958)	-	-	(279,897)

Cash and cash equivalents at end of period	-	-	711,361	759,399	840,579

Number of employees	-	-	199,820	198,333	197,386

Notes:
1.	Canon’sconsolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumptiontax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The conformity to U.S. GAAP is also applied to sections “II. The Business” and “III. Property, Plant and Equipment”.

Canon (consisting of the Company, 291 consolidated subsidiaries and 13 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, consumer, industry and others. No material change in Canon’s business has occurred during the three months ended September 30, 2011.

No additions or removals of significant group entities have occurred during the three months ended September 30, 2011.

(3)	Group Entities

No additions or removals of significant group entities have occurred during the three months ended September 30, 2011.

(4)	Number of Employees

Canon’s number of employees is summarized as follows:

As of September 30, 2011

Consolidated	199,820

Parent-alone	25,529

Note:

The total number of employees includes seasonal workers and others who do not work full time.

II.    The Business

(1)    Production and Sales

Production

Canon’s production by segment group are summarized as follows:

	Millions of yen
	Three months ended September 30, 2011
	Production	Change from September 30, 2010(%)

Office	398,021	-17.7

Consumer	530,072	+24.5

Industry and Others	74,594	+10.1

Total	1,002,687	+2.6

Notes:

1.	Amount of production is calculated by sales price.
2.	Consumption tax is excluded from the stated amount of production.

Sales

Canon’s sales by segment group are summarized as follows:

	Millions of yen
	Three months ended September 30, 2011
	Sales	Change from September 30, 2010(%)

Office	472,941	-6.7

Consumer	347,442	+7.0

Industry and Others	123,784	+12.8

Eliminations	(27,256)	-

Total	916,911	+0.4

Notes:

1.	Consumption tax is excluded from the stated amount of net sales.
2.	Canon’s sales to its significant customer are summarized as follows:

	Millions of yen
	Three months ended September 30, 2011		Three months ended September 30, 2010
	Sales	Proportion (%)	Sales	Proportion (%)

Hewlett-Packard Company	182,223	19.9	201,274	22.0

(2)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(3)	Significant Business Contracts Entered into in the Third Quarter of Fiscal 2011

No material contracts were entered into during the three months ended September 30, 2011.

(4)	Operating Results

Looking back at the global economy in the third quarter of 2011, the pace of economic recovery further decelerated due to downward pressure on the economies of Europe and the United States. In the United States, a lack of progress in alleviating the high unemployment rate and housing problems led to a decline in the growth rate, while in Europe, as the peripheral countries confront the debt crisis, the major economies of the region also slowed down. In contrast, emerging Asian countries, such as China and India, continued to achieve solid economic growth fueled by stable domestic demand. In Japan, although the economy continued to face severe challenges, progress was made in restoring the supply chain and indications pointed to a recovery in production in the aftermath of the Great East Japan Earthquake.

As for the markets in which Canon operates amid these conditions, within the office equipment market, demand for network digital multifunction devices (MFDs) continued to recover moderately. The laser printer market continued to display solid growth boosted by emerging economies. With regard to the consumer products market, demand for digital single-lens reflex (SLR) cameras maintained significant growth in all regions, while the market for compact digital cameras grew steadily in emerging markets. Demand for inkjet printers achieved healthy growth in emerging markets and a recovery of demand was also felt in Japan, resulting in stable growth overall. In the industry and others sector, investment in semiconductor lithography equipment used to manufacture DRAM memory devices was partially restrained due to a slowdown in the PC market. Despite solid growth in liquid crystal display (LCD) lithography equipment for the manufacture of mid- and small-size LCD panels used in smartphones, demand for equipment used to manufacture large LCD panels has remained sluggish since the beginning of the year.

The average values of the yen during the third quarter and first nine months of the year were ¥77.75 and ¥80.39 to the U.S. dollar, respectively, year-on-year appreciations of approximately ¥8 and ¥9, and ¥109.98 and ¥113.23 to the euro, respectively, year-on-year appreciations of approximately ¥1 and ¥3.

(4)	Operating Results (continued)

In the third quarter, owing to recovery efforts following the earthquake through increased production and expanded sales, net sales of digital SLR cameras recorded significant year-on-year growth. As for network digital MFDs and laser printers, despite the signs of recovery from the previous quarter, third-quarter net sales declined from the year-ago period. Additionally, the Industry and Others Business Unit recorded an increase in net sales during the three-month period. Amid the impact of the strong yen against the U.S. dollar, which led to significantly reduced sales, overall net sales for the third quarter totaled ¥916.9 billion, an increase of 0.4% from the year-ago period. Net sales for the nine months ended September 30, 2011 totaled ¥2,592.7 billion, slipping 1.8% year on year, reflecting the effects of the earthquake in the first half of the year. The gross profit ratio for the third quarter improved by 0.5 points to 49.4%, thanks to ongoing cost-cutting efforts that absorbed the impact of the appreciation of the yen to the U.S. dollar, while the ratio for the first nine months of the year rose 0.4 points to 49.3%. Gross profit for the third quarter totaled ¥452.5 billion, a year-on-year increase of 1.3%, and totaled ¥1,277.2 billion for the first nine months, a year-on-year decline of 1.1%, due to reduced sales. Operating expenses decreased by ¥12.5 billion for the quarter owing to Group-wide efforts to thoroughly reduce spending. For the nine months ended September 30, 2011, however, the amount increased by ¥7.6 billion, mainly stemming from the effects of new consolidation arising from the acquisition of Océ N.V. in the previous year. Consequently, third-quarter operating profit totaled ¥122.5 billion, jumping 17.4% year on year, income before income taxes totaled ¥118.3 billion, an increase of 8.7% from the year-ago period, and net income attributable to Canon Inc. totaled ¥77.9 billion for the quarter, an increase of 14.2%, achieving year-on-year increases in both sales and profit for the first time in four quarters. As for the first nine months of the year, operating profit decreased by 7.0% to ¥283.5 billion, income before income taxes declined 9.2% to ¥281.9 billion, and net income attributable to Canon Inc. dipped 2.8% to ¥187.2 billion.

Basic net income attributable to Canon Inc. stockholders per share for the third quarter was ¥64.43, an increase of ¥9.36 compared with the corresponding quarter for the previous year, and ¥153.42 for the first nine months of 2011, a year-on-year decrease of ¥2.37.

Canon’s third-quarter results by business unit are summarized as follows:

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, amid stable demand for color network digital MFDs, particularly the imageRUNNER ADVANCE C5000/C2000-series, efforts to restore production following the earthquake led to a year-on-year increase in overall sales volumes. In addition, sales of imagePRESS C7010VPS/C6010VPS/C6010S-series color MFDs for production printing, which were launched in March this year and are the first products to be jointly developed by Canon and Océ, gained momentum and contributed to increased unit sales of digital commercial printing and production printing devices for corporate clients. As for laser printers, hearty demand centered on emerging countries boosted unit sales volume, mainly for monochrome models, resulting in nearly double-digit growth compared with the corresponding period of the previous year. These performances, however, were affected by the appreciation of the yen against the U.S. dollar along with a shift in demand to lower-priced products. As a result, third-quarter sales for the segment dropped 6.7% year on year to ¥472.9 billion, while operating profit for the quarter decreased 11.2% to ¥67.8 billion due to the appreciation of the yen against the U.S. dollar along with the decline in gross profit accompanying reduced sales. Sales for the first nine months of the year totaled ¥1,419.6 billion, slipping 1.3% year on year, while operating profit decreased by 17.9% to ¥190.7 billion.

(4)	Operating Results (continued)

Within the Consumer Business Unit, active efforts to boost production and expand sales in response to robust demand for digital SLR cameras resulted in significant increases in sales volumes over the corresponding year-ago period for such models as the entry-level EOS Rebel T3i/T2i/T3 and the advanced-amateur EOS 5D Mark II and EOS 60D. As for compact digital cameras, sales of the PowerShot ELPH 100 HS/300 HS and PowerShot SX230 HS, which were launched this spring, remained solid while sales of the PowerShot ELPH 310 HS introduced in September recorded a healthy start, resulting in a year-on-year increase of unit sales overall. With regard to inkjet printers, despite the impact of severe price competition among market players in Europe and elsewhere, unit sales increased year on year, fueled by sales growth for the mid- to high-end PIXMA MG6220/6120/5120, mainly in Japan, and for the entry-level PIXMA MP280, mainly in emerging markets. Accordingly, amid the effects of the strong yen to the U.S. dollar, third-quarter sales for the Consumer Business Unit increased 7.0% year on year to ¥347.4 billion, and quarterly operating profit climbed 27.9% to ¥75.2 billion, reflecting the effects of increased sales along with cost-reduction and expense-cutting efforts. Having not fully recovered from the negative effects of the earthquake in the first half and the impact of the appreciation of the yen, net sales for the first nine months totaled ¥939.3 billion, a decline of 4.1% year on year, while operating profit totaled ¥160.4 billion, a decrease of 7.3% year on year.

In the Industry and Others Business Unit, owing to active investment in semiconductor lithography equipment for the manufacture of NAND flash memories and digital-imaging sensors, which are used in smartphones, and power devices utilized in environmentally friendly products, sales of i-line steppers remained solid. Unit sales of LCD lithography equipment dropped substantially in the face of shrinking demand for equipment to produce large-size panels, an area in which Canon is particularly strong. In addition to these factors, sales of equipment used to manufacture organic light-emitting panels, which applies vacuum technologies and is sold by a Canon Group company, increased significantly, contributing to third-quarter sales for the segment, which totaled ¥123.8 billion, an increase of 12.8%. Operating profit was ¥9.1 billion, a surge of 106.9%, owing to the improved gross profit ratio along with efforts to curb expenses. Sales for the first nine months of the year totaled ¥306.8 billion, rising 1.9% year on year, while operating profit was ¥20.5 billion.

Third-quarter results by major geographic area are summarized as follows:

Japan

Owing to the increase of semiconductor lithography equipment due to active investment for semiconductor equipment, net sales in Japan for the third quarter increased by 7.2% from the year-ago period to ¥755.2 billion but 3.4% decrease to ¥1,992.2 billion for the nine months ended September 30, 2011 because of the aftermath of the earthquake. Operating profit climbed 2.2% year on year to ¥110.2 billion for the quarter, and decline of 8.0% year on year to ¥292.5 billion for the nine-month period.

(4)	Operating Results (continued)

Net sales outside Japan, declined in Americas and Europe while increased in Asia-Oceania.

Americas

Digital SLR cameras sold well in third quarter, however due to the severe appreciation of the yen against the U.S dollar, sales decreased by 2.3% from the year-ago period to ¥243.1 billion, and ¥694.5 billion for the combined nine months of the year, a decrease of 3.1%. Operating profit for the third quarter totaled ¥12.3 billion, an increase of 100.6% year on year, due to reduction of spending and ¥16.7 billion for the nine months ended September 30, 2011, a decline of 5.3% from the corresponding period of the previous year.

Europe

Digital SLR cameras sales remained solid whereas sales of laser printers sales dropped largely in this quarter. Total sales for the quarter decreased by 3.9% from the same period of the previous year to ¥274.8 billion. Sales for the first nine months of the year decreased by 0.5% to ¥822.3 billion. Operating profit in Europe increased by 18.6% year on year to ¥14.7 billion for the third quarter, and ¥33.3 billion for the nine months ended September 30, 2011, an increase of 3.1%.

Asia and Oceania

Sales increased by 11.1% to ¥417.7 billion for the third quarter mainly due to significant growth of digital SLR cameras. Sales for the nine months ended September 30, 2011 increased 5.1% to ¥1,080.1 billion. Operating profit in Asia and Oceania increased 31.7% to ¥19.0 billion for the quarter and a rise of 9.7% to ¥43.2 billion for the nine-month period.

Cash Flows

In the third quarter of 2011, cash flow from operating activities totaled ¥151.8 billion, a decrease of ¥19.1 billion compared with the year-ago period, as a result of increased trade receivables with the recovery of business performance. Due to increase in time deposit, cash flow from investing activities increased ¥62.5 billion year on year, totaling ¥128.7 billion outlay. Accordingly, free cash flow totaled ¥23.1 billion, a decrease of ¥81.6 billion from the previous year.

Cash flow from financing activities recorded an outlay of ¥125.1 billion, mainly arising from repurchases of treasury stock. Owing to these factors, as well as the negative impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥137.0 billion to ¥711.6 billion from the end of the previous quarter.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finance have occurred during the three months ended September 30, 2011.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended September 30, 2011 totaled ¥78.0 billion.

Others

Due to the floods in Thailand in October 2011, Canon anticipates delays in production for select inkjet printer and digital camera products. In the short term, this could negatively affect Canon’s revenue and generate increased costs, adversely affecting Canon’s operating results and financial position.

III. Property, Plant and Equipment

(1)    Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the third quarter of 2011.

(2)    Prospect of Capital Investment in the Third Quarter of Fiscal 2011

The new construction of property, plant and equipment, which had been in progress as of June 30, 2011 and was completed during the third quarter of 2011, is as follows:

Name and location	Principal activities and products manufactured	Date of completion

Canon Hi-Tech Thailand Ltd. Nakhon Ratchasima, Thailand	Manufacturing of inkjet printers MFPs and scanners (Consumer Business Unit)	July 2011

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the third quarter of 2011. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the third quarter of 2011.

IV. Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of September 30, 2011

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

The descriptions of the stock option plans as of September 30, 2011 are below.

The Stock Option Plan Approved on March 28, 2008

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 5,580.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 558,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥5,502.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment    =    Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(1)	Shares (continued)

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2010 to April 30, 2014.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥5,502 and ¥2,751, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

The Stock Option Plan Approved on March 27, 2009

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 7,361.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 736,100 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥3,287.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(1)	Shares (continued)

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment    =    Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2011 to April 30, 2015.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥3,287 and ¥1,644, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

(1)	Shares (continued)

The Stock Option Plan Approved on March 30, 2010

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 8,680.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 868,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥4,573.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment  =  Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price
Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable

From May 1, 2012 to April 30, 2016.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥4,573 and ¥2,287, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 109th Business Term of the Company.

(1)	Shares (continued)

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

The Stock Option Plan Approved on March 30, 2011

1. Number of share options

The number of share options that the Board of Directors are authorized to issue is 9,000.

2. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 900,000 common shares.

3. Cash payment for share options (yen)

The cash payment required for each share option is ¥3,990.

(i)

If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1
Ratio of Share Split or Share Consolidation

(ii)

If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment    =    Exercise Price before Adjustment ×

Number of Issued and Outstanding Shares +	Number of Newly Issued Shares × Payment amount per Share
Market Price
Number of Issued and Outstanding Shares + Number of Newly Issued Shares

The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”

(iii)

In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

(1)	Shares (continued)

4. Period during which share options are exercisable

From May 1, 2013 to April 30, 2017.

5. Exercise price and amount of increased stated capital (yen)

The exercise price and amount of increased stated capital per share is ¥3,990 and ¥1,995, respectively.

6. Other Conditions for Exercise of Share Options

(i)	One share option may not be exercised partially.

(ii)

Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 110th Business Term of the Company.

(iii)

Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately be forfeited.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.

7. Restriction on Acquisition of Share Options by Transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of September 30, 2011
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

(1)	Shares (continued)

Major Shareholders

As of September 30, 2011, the Company has identified that Deutsche Securities Inc., who was a major shareholder of the Company as of June 30, 2011, has reduced its shareholdings and is no longer a major shareholder, whereas The Chase Manhattan Bank, N.A. London S.L. Omnibus Account has increased its shareholdings and has become a major shareholder.

	As of September 30, 2011
	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
The Chase Manhattan Bank, N.A. London S.L. Omnibus Account (Local Custodian: Mizuho Corporate Bank, Ltd.)	19,471,449	1.46%

Voting Rights

	As of September 30, 2011

Classification	Number of shares (shares)	Number of voting rights (units)
Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 132,252,700

	(cross shareholding) 3,700	-

Shares with full voting rights (Others)	1,199,547,400	11,995,474

Fractional unit shares	1,959,664	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,995,474

Note:
In “Fractional unit shares” under “Number of shares,” 28 shares of treasury stock and 50 shares of cross shareholding are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	132,252,700	9.92%

Horie Mfg. Co., Ltd.	3,700	0.00%

Total	132,256,400	9.92%

(2)	Stock Price Transition

The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the First Section of Tokyo Stock Exchange for each of the nine months ended September 30, 2011:

	January	February	March	April	May	June	July	August	September

High	4,280	4,130	4,000	3,810	3,925	3,945	3,935	3,825	3,630

Low	3,970	3,860	3,310	3,470	3,620	3,680	3,680	3,355	3,270

(3)	Directors and Executive Officers

There were no changes in members of directors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2010 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).

Changes in functions of directors are below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting HQ)

Haruhisa Honda	(Managing Director: Group Executive of Production Engineering HQ)

The change in members of executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2010 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is below.

Retirement:

Masahiro Haga	(Executive Officer: Adviser of Canon Finetech Inc.)

Changes in functions of executive officers are below:

Masahiro Haga	(Executive Officer: Adviser of Canon Finetech Inc.)

Akiyoshi Kimura	(Executive Officer: Deputy Chief Executive of Office Imaging Products HQ)

Naoji Otsuka	(Executive Officer: Deputy Chief Executive of Inkjet Products HQ)

Kenji Kobayashi	(Executive Officer: President of Canon France S.A.S)

Sachio Kageyama	(Executive Officer: Group Executive of Global Manufacturing HQ)

V.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	September 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents (Note 13)	711,631	840,579
Short-term investments (Note 2)	146,447	96,815
Trade receivables, net (Note 3)	480,436	557,504
Inventories (Note 4)	518,039	384,777
Prepaid expenses and other current assets (Notes 9 and 13)	266,208	250,754

Total current assets	2,122,761	2,130,429

Noncurrent receivables (Note 10)	16,811	16,771
Investments (Note 2)	56,531	81,529
Property, plant and equipment, net (Note 5)	1,188,765	1,201,968
Intangible assets, net	139,497	153,021
Other assets (Notes 9 and 13)	385,654	400,102

Total assets	3,910,019	3,983,820

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	September 30, 2011	December 31, 2010

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	11,877	7,200
Trade payables (Note 6)	423,347	383,251
Accrued income taxes	68,345	72,482
Accrued expenses (Note 10)	308,843	299,710
Other current liabilities (Note 9)	146,014	134,298

Total current liabilities	958,426	896,941

Long-term debt, excluding current installments	4,954	4,131
Accrued pension and severance cost	192,353	197,609
Other noncurrent liabilities	69,529	75,502

Total liabilities	1,225,262	1,174,183

Commitments and contingent liabilities (Note 10)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,410	400,425
Legal reserve	58,988	57,930
Retained earnings	2,998,013	2,965,237
Accumulated other comprehensive income (loss)	(450,172)	(390,459)
Treasury stock, at cost	(661,841)	(562,113)
(Number of shares)	(132,252,728)	(105,295,975)

Total Canon Inc. stockholders’ equity	2,521,160	2,645,782
Noncontrolling interests (Note 7)	163,597	163,855

Total equity (Note 7)	2,684,757	2,809,637

Total liabilities and equity	3,910,019	3,983,820

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Millions of yen
	Nine months ended September 30, 2011	Nine months ended September 30, 2010

Net sales	2,592,676	2,639,035

Cost of sales	1,315,434	1,348,193

Gross profit	1,277,242	1,290,842

Operating expenses:
Selling, general and administrative expenses (Note 13)	769,623	756,238
Research and development expenses	224,158	229,899

	993,781	986,137

Operating profit	283,461	304,705

Other income (deductions):
Interest and dividend income	5,816	4,287
Interest expense	(827)	(1,160)
Other, net (Notes 9, 12 and 13)	(6,526)	2,497

	(1,537)	5,624

Income before income taxes	281,924	310,329

Income taxes	91,992	113,879

Consolidated net income	189,932	196,450

Less: Net income attributable to noncontrolling interests	2,745	3,806

Net income attributable to Canon Inc.	187,187	192,644

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	153.42	155.79
Diluted	153.41	155.79
Cash dividends per share	60.00	55.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010

Net sales	916,911	913,151

Cost of sales	464,405	466,240

Gross profit	452,506	446,911

Operating expenses:
Selling, general and administrative expenses (Note 13)	251,974	265,413
Research and development expenses	77,984	77,074

	329,958	342,487

Operating profit	122,548	104,424

Other income (deductions):
Interest and dividend income	2,056	1,544
Interest expense	(155)	(207)
Other, net (Notes 9, 12 and 13)	(6,184)	3,065

	(4,283)	4,402

Income before income taxes	118,265	108,826

Income taxes	39,733	39,904

Consolidated net income	78,532	68,922

Less: Net income attributable to noncontrolling interests	668	727

Net income attributable to Canon Inc.	77,864	68,195

	Yen	Yen

Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	64.43	55.07
Diluted	64.42	55.07
Cash dividends per share	-	-

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Cash flows from operating activities:
Consolidated net income	189,932	196,450
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	190,528	198,033
Loss on disposal of fixed assets	6,946	8,240
Deferred income taxes	(8,017)	3,588
Decrease in trade receivables	62,847	26,584
Increase in inventories	(151,547)	(93,981)
Increase in trade payables	71,560	110,507
Increase (decrease) in accrued income taxes	(3,242)	37,405
Increase in accrued expenses	17,475	9,062
Increase (decrease) in accrued (prepaid) pension and severance cost	(941)	4,451
Other, net	(32,958)	19,088

Net cash provided by operating activities	342,583	519,427

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(159,319)	(136,735)
Proceeds from sale of fixed assets (Note 5)	2,695	1,666
Purchases of available-for-sale securities	(1,939)	(10,882)
Proceeds from sale and maturity of available-for-sale securities	1,586	241
Increase in time deposits, net	(57,144)	(40,132)
Acquisitions of subsidiaries, net of cash acquired	17	(55,604)
Purchases of other investments	(147)	(851)
Other, net	12,251	(905)

Net cash used in investing activities	(202,000)	(243,202)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	712	3,856
Repayments of long-term debt	(4,053)	(4,134)
Increase (decrease) in short-term loans, net	7,479	(74,002)
Dividends paid	(152,784)	(136,103)
Repurchases of treasury stock, net	(99,835)	(32,903)
Other, net	(3,088)	(24,672)

Net cash used in financing activities	(251,569)	(267,958)

Effect of exchange rate changes on cash and cash equivalents	(17,962)	(43,902)

Net change in cash and cash equivalents	(128,948)	(35,635)

Cash and cash equivalents at beginning of period	840,579	795,034

Cash and cash equivalents at end of period	711,631	759,399

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	849	911
Income taxes	115,653	74,052

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for on the equity method basis as of September 30, 2011 and December 31, 2010 are summarized as follows:

	September 30, 2011	December 31, 2010
Consolidated subsidiaries	291	294
Affiliated companies	13	14

Total	304	308

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)    Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recently Issued Accounting Guidance

In October 2009, the FASB issued new accounting guidance for revenue recognition under multiple-deliverable arrangements. This guidance modifies the criteria for separating consideration under multiple-deliverable arrangements and requires allocation of the overall consideration to each deliverable using the estimated selling price in the absence of vendor-specific objective evidence or third-party evidence of selling price for deliverables. As a result, the residual method of allocating arrangement consideration will no longer be permitted. The guidance also requires additional disclosures about how a vendor allocates revenue in its arrangements and about the significant judgments made and their impact on revenue recognition. This guidance is effective for fiscal years beginning on or after June 15, 2010 and was adopted by Canon from the quarter beginning January 1, 2011. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In October 2009, the FASB issued new accounting guidance for software revenue recognition. This guidance modifies the scope of the software revenue recognition guidance to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. This guidance is effective for fiscal years beginning on or after June 15, 2010 and was adopted by Canon from the quarter beginning January 1, 2011. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at September 30, 2011 and December 31, 2010 were as follows:

	Millions of yen
	September 30, 2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Noncurrent:
Government bonds	177	-	21	156
Corporate bonds	531	38	82	487
Fund trusts	1,825	2	26	1,801
Equity securities	20,149	3,500	5,283	18,366

	22,682	3,540	5,412	20,810

	Millions of yen
	December 31, 2010
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Government bonds	1	-	-	1
Corporate bonds	1,000	-	-	1,000

	1,001	-	-	1,001

Noncurrent:
Government bonds	183	-	22	161
Corporate bonds	1,017	42	65	994
Fund trusts	1,778	20	-	1,798
Equity securities	18,288	5,768	654	23,402

	21,266	5,830	741	26,355

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at September 30, 2011:

	Millions of yen
	Cost	Fair value
Due within one year	-	-
Due after one year through five years	952	928
Due after five years through ten years	1,581	1,516

	2,533	2,444

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were not significant for the nine and three months ended September 30, 2011 and 2010. The gross realized gains were not significant for the nine and three months ended September 30, 2011 and 2010.

At September 30, 2011, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.

Time deposits with original maturities of more than three months are ¥146,447 million and ¥95,814 million at September 30, 2011 and December 31, 2010, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥14,593 million and ¥26,475 million at September 30, 2011 and December 31, 2010, respectively. Investments with an aggregate cost of ¥14,545 million were not evaluated for impairment as of September 30, 2011, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Reclassifications from accumulated other comprehensive income (loss) for gains and losses realized in net income was not significant for the nine and three months ended September 30, 2011 and 2010.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)    Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	September 30, 2011	December 31, 2010

Notes	11,618	15,441
Accounts	480,698	556,983
Less allowance for doubtful receivables	(11,880)	(14,920)

	480,436	557,504

(4)    Inventories

Inventories are summarized as follows:

	Millions of yen
	September 30, 2011	December 31, 2010

Finished goods	335,873	232,584
Work in process	164,924	116,679
Raw materials	17,242	35,514

	518,039	384,777

(5)    Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	September 30, 2011	December 31, 2010

Land	268,158	266,631
Buildings	1,354,735	1,320,121
Machinery and equipment	1,505,075	1,439,246
Construction in progress	95,554	85,673

	3,223,522	3,111,671
Less accumulated depreciation	(2,034,757)	(1,909,703)

	1,188,765	1,201,968

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)    Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	September 30, 2011	December 31, 2010

Notes	23,592	13,676
Accounts	399,755	369,575

	423,347	383,251

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)    Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the nine months ended September 30, 2011 and 2010 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2010	2,645,782	163,855	2,809,637

Dividends paid to Canon Inc. stockholders	(152,784)	-	(152,784)
Dividends paid to noncontrolling interests	-	(2,624)	(2,624)
Equity transactions with noncontrolling interests and other	523	(321)	202

Comprehensive income:
Net income	187,187	2,745	189,932
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(57,548)	(782)	(58,330)
Net unrealized gains and losses on securities	(4,054)	(58)	(4,112)
Net gains and losses on derivative instruments	1,125	45	1,170
Pension liability adjustments	764	737	1,501
Total comprehensive income	127,474	2,687	130,161
Repurchase of treasury stock, net	(99,835)	-	(99,835)

Balance at September 30, 2011	2,521,160	163,597	2,684,757

Balance at December 31, 2009	2,688,109	191,291	2,879,400

Dividends paid to Canon Inc. stockholders	(136,103)	-	(136,103)
Dividends paid to noncontrolling interests	-	(2,546)	(2,546)
Acquisition of subsidiaries	-	19,168	19,168
Equity transactions with noncontrolling interests and other	31,822	(32,467)	(645)

Comprehensive income:
Net income	192,644	3,806	196,450
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(84,967)	(3,088)	(88,055)
Net unrealized gains and losses on securities	(3,113)	58	(3,055)
Net gains and losses on derivative instruments	(358)	(57)	(415)
Pension liability adjustments	(152)	79	(73)
Total comprehensive income	104,054	798	104,852
Repurchase of treasury stock, net	(32,903)	-	(32,903)

Balance at September 30, 2010	2,654,979	176,244	2,831,223

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the nine months ended September 30, 2011 and 2010 is as follows:

	Millions of yen
	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Net income attributable to Canon Inc.	187,187	192,644

	Number of shares
	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Average common shares outstanding	1,220,125,613	1,236,558,240
Effect of dilutive securities:
Stock options	75,395	33,371

Diluted common shares outstanding	1,220,201,008	1,236,591,611

	Yen
	Nine months ended September 30, 2011	Nine months ended September 30, 2010
Net income attributable to Canon Inc. stockholders per share:
Basic	153.42	155.79
Diluted	153.41	155.79

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended September 30, 2011 and 2010 is as follows:

	Millions of yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Net income attributable to Canon Inc.	77,864	68,195

	Number of shares
	Three months ended September 30, 2011	Three months ended September 30, 2010
Average common shares outstanding	1,208,538,274	1,238,263,553
Effect of dilutive securities:
Stock options	66,233	13,574

Diluted common shares outstanding	1,208,604,507	1,238,277,127

	Yen
	Three months ended September 30, 2011	Three months ended September 30, 2010
Net income attributable to Canon Inc. stockholders per share:
Basic	64.43	55.07
Diluted	64.42	55.07

The computation of diluted net income attributable to Canon Inc. stockholders per share for the nine and three months ended September 30, 2011 and 2010 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of September 30, 2011 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts as of September 30, 2011 and December 31, 2010 are set forth below:

	Millions of yen
	September 30, 2011	December 31, 2010

To sell foreign currencies	399,262	466,361
To buy foreign currencies	72,995	48,686

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets as of September 30, 2011 and December 31, 2010.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2011	December 31, 2010
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,093	2,487

Liabilities:
Foreign exchange contracts	Other current liabilities	710	426

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		September 30, 2011	December 31, 2010
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	9,347	9,463

Liabilities:
Foreign exchange contracts	Other current liabilities	665	487

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments on the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments on the consolidated statements of income for the nine and three months ended September 30, 2011 and 2010.

Derivatives in cash flow hedging relationships

	Millions of yen
Nine months ended September 30, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	1,832	Other, net	1,319	Other, net	(332)

	Millions of yen
Nine months ended September 30, 2010	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(544)	Other, net	6,350	Other, net	(145)

	Millions of yen
Three months ended September 30, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	2,665	Other, net	2,021	Other, net	(121)

	Millions of yen
Three months ended September 30, 2010	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(3,828)	Other, net	3,013	Other, net	(73)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments on the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Nine months ended September 30, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	13,109

	Millions of yen
Nine months ended September 30, 2010	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	36,895

	Millions of yen
Three months ended September 30, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	23,613

	Millions of yen
Three months ended September 30, 2010	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	1,825

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities

Commitments

As of September 30, 2011, commitments outstanding for the purchase of property, plant and equipment approximated ¥40,545 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥84,693 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,399 million and ¥13,686 million at September 30, 2011 and December 31, 2010, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥22,876 million (within one year) and ¥52,943 million (after one year), at September 30, 2011.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥15,450 million at September 30, 2011. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at September 30, 2011 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the nine months ended September 30, 2011 and 2010 is summarized as follows:

Nine months ended September 30, 2011
Millions of yen
Balance at December 31, 2010	13,343
Addition	10,982
Utilization	(11,110)
Other	(1,304)

Balance at September 30, 2011	11,911

Nine months ended September 30, 2010
Millions of yen
Balance at December 31, 2009	13,944
Addition	12,459
Utilization	(11,040)
Other	(3,154)

Balance at September 30, 2010	12,209

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities (continued)

Legal proceedings

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting society representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. VG Wort filed a lawsuit in January 2006 against Canon seeking payment of copyright levies on single-function printers, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Also, after rejection by the Federal Supreme Court of an appeal by VG Wort in relation to Canon’s single-function printers case in September 2008, VG Wort lodged a claim before the Federal Constitutional Court. The Federal Constitutional Court, in the same way as the decision given in the HP case in September 2010, gave its decision in January 2011 that the case should be reverted back to the Federal Supreme Court, admitting VG Wort’s claim for lack of ‘due process’ (i.e., insufficient deliberation before judgment on the merits). The hearing of Canon’s case was reverted back to the Federal Supreme Court and it was held in June 2011. During the hearing, the Federal Supreme Court indicated it is possible that Canon’s case would be referred to the European Court of Justice for a preliminary ruling. On July 21, 2011, the Federal Supreme Court delivered its decision to refer this case to the European Court of Justice for its preliminary ruling, upon which the Federal Supreme Court will render its final judgment on this case. The timeline of that proceeding from now on is yet to be known. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008. However, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above and other outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments as of September 30, 2011 and December 31, 2010 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	September 30, 2011		December 31, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(7,874)	(7,859)	(9,260)	(9,245)
Foreign exchange contracts:
Assets	10,440	10,440	11,950	11,950
Liabilities	(1,375)	(1,375)	(913)	(913)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At September 30, 2011 and December 31, 2010, one customer accounted for approximately 17% and 21% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-	Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
Level 3	-	Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at September 30, 2011 and December 31, 2010.

	Millions of yen
	September 30, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	149,025	-	149,025
Available-for-sale (noncurrent):
Government bonds	156	-	-	156
Corporate bonds	-	42	445	487
Fund trusts	156	1,645	-	1,801
Equity securities	18,366	-	-	18,366
Derivatives	-	10,440	-	10,440

Total assets	18,678	161,152	445	180,275

Liabilities:
Derivatives	-	1,375	-	1,375

Total liabilities	-	1,375	-	1,375

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)    Fair Value Measurements (continued)

	Millions of yen
	December 31, 2010
	Level 1	Level 2	Level 3	Total
Assets:

Cash and cash equivalents	-	249,907	-	249,907

Available-for-sale (current):

Government bonds	1	-	-	1

Corporate bonds	-	-	1,000	1,000

Available-for-sale (noncurrent):

Government bonds	161	-	-	161

Corporate bonds	-	44	950	994

Fund trusts	10	1,788	-	1,798

Equity securities	23,402	-	-	23,402

Derivatives	-	11,950	-	11,950

Total assets	23,574	263,689	1,950	289,213

Liabilities:

Derivatives	-	913	-	913

Total liabilities	-	913	-	913

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the nine months ended September 30, 2011 and 2010.

Nine months ended September 30, 2011

Millions of yen

Balance at December 31, 2010	1,950

Total gains or losses (realized or unrealized):

Included in earnings	(3)

Included in other comprehensive income (loss)	(15)

Purchases, issuances and settlements	(1,487)

Balance at September 30, 2011	445

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12) Fair	Value Measurements (continued)

Nine months ended September 30, 2010

Millions of yen

Balance at December 31, 2009	1,340

Total gains or losses (realized or unrealized):

Included in earnings	(60)

Included in other comprehensive income (loss)	–

Purchases, issuances and settlements	282

Balance at September 30, 2010	1,562

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended September 30, 2011 and 2010.

Three months ended September 30, 2011

Millions of yen

Balance at June 30, 2011	450

Total gains or losses (realized or unrealized):

Included in earnings	(1)

Included in other comprehensive income (loss)	(6)

Purchases, issuances and settlements	2

Balance at September 30, 2011	445

Three months ended September 30, 2010

Millions of yen

Balance at June 30, 2010	1,211

Total gains or losses (realized or unrealized):

Included in earnings	–

Included in other comprehensive income (loss)	20

Purchases, issuances and settlements	331

Balance at September 30, 2010	1,562

Gains and losses included in earnings are mainly related to corporate bonds still held at September 30, 2011 and 2010, and are reported in “Other, net” in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12) Fair	Value Measurements (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

During the nine months ended September 30, 2010, non-marketable equity securities with a carrying amount of ¥5,000 million were written down to their fair value of ¥2,422 million and equity securities accounted for by the equity method with a carrying amount of ¥33,984 million were written down to their fair value of ¥15,164 million, resulting in an other-than-temporary impairment charge totaling ¥21,398 million, which was included in earnings. During the three months ended September 30, 2010, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis. The non-marketable equity securities were classified as Level 2 instruments and valued based on a market approach using observable inputs such as unadjusted quoted prices for similar instruments in active markets at the measurement date. Equity securities accounted for by the equity method were classified as Level 3 instruments and valued based on a combination of income approach and market approach using both unobservable and observable inputs including the use of inputs such as financial metrics, ratios and projected income of the investees and appropriate comparable public companies.

During the nine and three months ended September 30, 2011, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses, net were ¥5,659 million losses and ¥3,535 million gains, for the nine months ended September 30, 2011 and 2010, respectively, and were ¥6,496 million losses and ¥1,340 million gains, for the three months ended September 30, 2011 and 2010, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥49,788 million and ¥59,720 million for the nine months ended September 30, 2011 and 2010, respectively, and were ¥17,471 million and ¥19,981 million for the three months ended September 30, 2011 and 2010, respectively.

Shipping and handling costs totaled ¥33,151 million and ¥39,600 million for the nine months ended September 30, 2011 and 2010, respectively, and ¥10,293 million and ¥13,412 million for the three months ended September 30, 2011 and 2010, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Consolidated comprehensive income for the nine months ended September 30, 2011 and 2010 were ¥130,161 million and ¥104,852 million, respectively. Consolidated comprehensive loss for the three months ended September 30, 2011 was ¥1,723 million and consolidated comprehensive income for the three months ended September 30, 2010 was ¥52,105 million.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥149,025 million and ¥249,907 million at September 30, 2011 and December 31, 2010, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities have no balance at September 30, 2011 and ¥1,000 million at December 31, 2010, which are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables at September 30, 2011 are ¥179,483 million, and are included in prepaid expenses and other current assets, and other assets in the accompanying consolidated balance sheet.

The activity in the allowance for credit losses is as follows:

Nine months ended September 30, 2011

Millions of yen

Balance at December 31, 2010	7,983

Charge-offs	(1,578)

Provision	1,365

Other	(118)

Balance at September 30, 2011	7,652

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due or individually evaluated for impairment at September 30, 2011 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:

Office network digital MFDs / Color network digital MFDs /

Personal-use network digital MFDs / Office copying machines /

Full-color copying machines / Personal-use copying machines / Laser printers /

Large format inkjet printers / Digital production printers

Consumer Business Unit:

Digital SLR cameras / Compact digital cameras / Interchangeable lenses /

Digital video camcorders / Inkjet multifunction printers /

Single function inkjet printers / Image scanners / Broadcast equipment /

Calculators

Industry and Others Business Unit:

Semiconductor lithography equipment /

LCD lithography equipment / Medical image recording equipment /

Ophthalmic products / Magnetic heads / Micromotors / Computers /

Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information about operating results for each segment for the nine months ended September 30, 2011 and 2010 is as follows:

	Office	Consumer	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:

Net sales:
External customers	¥1,414,654	¥938,528	¥239,494	¥–	¥2,592,676
Intersegment	4,948	751	67,339	(73,038)	–

Total	1,419,602	939,279	306,833	(73,038)	2,592,676

Operating cost and expenses	1,228,931	778,883	286,310	15,091	2,309,215

Operating profit	¥190,671	¥160,396	¥20,523	¥(88,129)	¥283,461

2010:

Net sales:
External customers	¥1,431,626	¥977,741	¥229,668	¥–	¥2,639,035
Intersegment	6,366	1,346	71,364	(79,076)	–

Total	1,437,992	979,087	301,032	(79,076)	2,639,035

Operating cost and expenses	1,205,821	806,044	305,019	17,446	2,334,330

Operating profit (loss)	¥232,171	¥173,043	¥(3,987)	¥(96,522)	¥304,705

Information about operating results for each segment for the three months ended September 30, 2011 and 2010 is as follows:

	Office	Consumer	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:

Net sales:
External customers	¥471,302	¥347,167	¥98,442	¥–	¥916,911
Intersegment	1,639	275	25,342	(27,256)	–

Total	472,941	347,442	123,784	(27,256)	916,911

Operating cost and expenses	405,164	272,270	114,698	2,231	794,363

Operating profit	¥67,777	¥75,172	¥9,086	¥(29,487)	¥122,548

2010:

Net sales:
External customers	¥505,049	¥324,450	¥83,652	¥–	¥913,151
Intersegment	1,866	323	26,122	(28,311)	–

Total	506,915	324,773	109,774	(28,311)	913,151

Operating cost and expenses	430,615	265,996	105,382	6,734	808,727

Operating profit	¥76,300	¥58,777	¥4,392	¥(35,045)	¥104,424

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information by major geographic area for the nine months ended September 30, 2011 and 2010 is as follows:

	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000
	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2011:

Net sales:	¥493,130	¥687,651	¥822,417	¥589,478	¥2,592,676

2010:

Net sales:	¥497,580	¥721,189	¥829,659	¥590,607	¥2,639,035

Information by major geographic area for the three months ended September 30, 2011 and 2010 is as follows:

	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000
	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2011:

Net sales:	¥169,526	¥240,598	¥273,823	¥232,964	¥916,911

2010:

Net sales:	¥159,919	¥246,695	¥288,012	¥218,525	¥913,151

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)    Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the nine months ended September 30, 2011 and 2010.

	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000
	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2011:

Net sales:
External customers	¥572,347	¥682,176	¥818,803	¥519,350	¥–	¥2,592,676
Intersegment	1,419,806	12,352	3,483	560,780	(1,996,421)	–

Total	1,992,153	694,528	822,286	1,080,130	(1,996,421)	2,592,676
Operating cost and expenses	1,699,616	677,833	788,977	1,036,900	(1,894,111)	2,309,215

Operating profit	¥292,537	¥16,695	¥33,309	¥43,230	¥(102,310)	¥283,461

2010:

Net sales:
External customers	¥604,374	¥711,328	¥823,886	¥499,447	¥–	¥2,639,035
Intersegment	1,457,204	5,134	2,650	528,637	(1,993,625)	–

Total	2,061,578	716,462	826,536	1,028,084	(1,993,625)	2,639,035
Operating cost and expenses	1,743,505	698,834	794,215	988,666	(1,890,890)	2,334,330

Operating profit	¥318,073	¥17,628	¥32,321	¥39,418	¥(102,735)	¥304,705

Information by the location of the Company and its subsidiaries for the three months ended September 30, 2011 and 2010.
	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000	$000,000,000
	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)

2011:

Net sales:
External customers	¥213,453	¥237,761	¥273,314	¥192,383	¥–	¥916,911
Intersegment	541,707	5,291	1,472	225,350	(773,820)	–

Total	755,160	243,052	274,786	417,733	(773,820)	916,911
Operating cost and expenses	644,963	230,767	260,120	398,688	(740,175)	794,363

Operating profit	¥110,197	¥12,285	¥14,666	¥19,045	¥(33,645)	¥122,548

2010:

Net sales:
External customers	¥199,912	¥244,674	¥285,550	¥183,015	¥–	¥913,151
Intersegment	504,522	4,022	462	192,854	(701,860)	–

Total	704,434	248,696	286,012	375,869	(701,860)	913,151
Operating cost and expenses	596,566	242,572	273,649	361,404	(665,464)	808,727

Operating profit	¥107,868	¥6,124	¥12,363	¥14,465	¥(36,396)	¥104,424

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

None.